UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Announces Change of Auditors

May 21, 2018 – Atlantica Yield plc (NASDQ: AY) (the “Company”) announced today that the Annual General Meeting of Shareholders of the Company, held on May 11, 2018 (the “Meeting”), voted to appoint new auditors, Ernst & Young LLP and Ernst & Young, S.L. (collectively, “EY”). Their appointment takes effect from the date of the resignation of the current auditors, Deloitte LLP and Deloitte S.L. (collectively, “Deloitte”), who will resign on December 31, 2018. The Meeting approved EY’s appointment  for up to four years starting on January 1, 2019.

Deloitte’s report on the Company’s consolidated financial statements for each of the past two fiscal years did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. The Company and Deloitte did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

The Company would like to thank the Deloitte team for their services over the past several years. The Company will work closely with Deloitte and EY to ensure a seamless transition.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: May 21, 2018